[LOGO] WEALTHCRAFT

September 15, 2008

Via EDGAR Transmission and FAX

Mr. Wilson K. Lee
Staff Accountant
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

         Re: Wealthcraft Systems, Inc.
             Form 10-KSB for the Year Ended December 31, 2007 (the "10-K") File No.: 000-51575
             Filed March 31, 2008

Dear Mr. Lee,

      Set forth below is the response of Wealthcraft Systems, Inc. (the "Company") to the comments of the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") contained in the letter, dated August 14, 2008 (the "Comment Letter"), concerning the referenced Annual Report on Form 10-KSB filed on March 31, 2008. For your convenience and to facilitate your review, we have set forth herein the comments contained in the Comment Letter followed by our response. We have also included a copy of the amended 10-K, which has been revised in accordance with our responses below and otherwise updated, delivered via fax with this letter. In this Comment Response Letter unless the context otherwise requires, the words "we", "us" and "our" refer to the Company.

General

1) We note your attorney has acknowledged the following on your behalf. However, this acknowledgment must be provided by the company directly. Please provide, in writing a statement acknowledging that: the company is responsible for the adequacy and accuracy of the disclosures in the filing; staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

--------------------------------------------------------------------------------

WealthCraft Systems Inc
Unit A, 9/F On Hing Building, 1 On Hing Terrace, Central, Hong Kong
Ph: +852 35868233 Fax: +852 35853399
http://www.wealthcraft.com

[LOGO] WEALTHCRAFT

      Response:

      We have complied with your request. We acknowledge that:

      o the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

      o staff's comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

      o the Company will not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Item 8A/8T-Controls and Procedures, page 4

2) We have reviewed your amendment and note your response indicating that management has performed and completed its report on internal control over financial reporting. Your revised disclosure does not comply with all aspects of Item 308T(a) of Regulation S-B. Please revise your disclosures to provide a statement of management's responsibility for establishing and maintaining a adequate internal control over financial reporting; a statement identifying the framework used by management to evaluate the effectiveness of internal controls (reference Release No. 33-8238 in the disclosure); and a discussion regarding your assessment of the internal control over financial reporting as of the end of your most recent fiscal year and a statement as to whether or not internal control over financial reporting is effective and revise your disclosure as appropriate.

      Response:

      We have complied with your request. Please see the attached Amendment No. 2 to the 10-K, dated as of September 15, 2008 ("Amendment No. 2").

3) We note that in your amended 10-KSB your management has again concluded that disclosure controls and procedures were effective as of the end of the fiscal year. In our letter dated July 21, 2008, we asked you to consider whether management's failure to provide its report on internal control over financial reporting impacts its conclusions regarding the effectiveness of your disclosure controls and procedures as of the end of the fiscal year. Please tell us the factors you considered and highlight those factors that supported your conclusion.

      Response:

      We have complied with your request and revised our disclosure regarding management's report on internal control in Amendment No. 2. This revised disclosure includes an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2007 based on the

--------------------------------------------------------------------------------

WealthCraft Systems Inc
Unit A, 9/F On Hing Building, 1 On Hing Terrace, Central, Hong Kong
Ph: +852 35868233 Fax: +852 35853399
http://www.wealthcraft.com

[LOGO] WEALTHCRAFT

      criteria set forth in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO") and Release No. 33-8238 entitled "Management's Reports on Internal Control over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports".

Please feel free to contact me with any additional questions regarding our response.

Sincerely,


/s/ Kelly J. Michael Tallas

Kelly J. Michael Tallas
Title: President and CEO

cc:  Paul Pollock
     Kelly Jay Michael Tallas
     Xiao Zhen Li

--------------------------------------------------------------------------------

WealthCraft Systems Inc
Unit A, 9/F On Hing Building, 1 On Hing Terrace, Central, Hong Kong
Ph: +852 35868233 Fax: +852 35853399
http://www.wealthcraft.com